

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

Tyler Reeder
President and Chief Executive Officer
ECP Environmental Growth Opportunities Corp.
40 Beechwood Road
Summit, New Jersey 07901

   Re: ECP Environmental Growth Opportunities Corp.
     Registration Statement on Form S-4
     Filed September 3, 2021
     File No. 333-259335

Dear Mr. Reeder:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed September 3, 2021

Questions and Answers, page 6

1. Please add a question and answer that discusses the positive and negative factors considered in connection with the business combination.

2. Please add a question and answer that discusses the material U.S. federal income tax considerations for holders of public shares with respect to the exercise of their redemption rights.

Q: What equity stake will current ENNV stockholders... , page 9

3. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity

analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Who is Fast Radius?, page 12

4.   We note the disclosure on page 12 describing Fast Radius' business. Please revise to balance your disclosure. For example, we note the disclosure on page F-72 that First Radius has an accumulated deficit of approximately $83.2 million as of June 30, 2021 and the disclosure on page F-41 of net losses for the years ended December 31, 2019 and December 31, 2020 and the disclosure on page F-73 of net losses for the six months ended June 30, 2021.

Q. How do I exercise my redemption rights?, page 14

5.   Please clarify whether public stockholders that redeem their shares will retain any warrants. If so, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Also, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming stockholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Do any of ENNV's directors or officers have interests in the business combination..., page 17

6.   Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other stockholders experience a negative rate of return in the post business combination company.

7.   We note the disclosure on page 109 that the sponsor and ENNV's directors and executive officers have waived any redemption rights. Please describe any consideration provided in exchange for this agreement.

Risk Factors, page 42

8.   Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

9.   Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Unaudited Pro Forma Condensed Combined Financial Information, page 96

10.   We note references to Sponsor Earn Out Shares throughout the filing. Please disclose the specific terms and conditions associated with these earn out shares and more fully explain

how you determined the appropriate accounting for such shares, including how they are reflected and presented in the pro forma financial statements.

11.   Refer to note 2 on page 104. Please more fully explain what accounting policies need to be reviewed and how and why conforming those policies could have a material impact on the financial statements of the combined company.

12.   Refer to note 3(C) on page 105. Please disclose the specific terms and conditions associated with the Fast Radius Earn Out Shares and explain how you determined classifying and accounting for these earn out shares in equity is appropriate. In addition, it appears to us that these earn out shares are excluded from the outstanding share disclosures on page 98 but are included in the weighted average shares outstanding used to calculate pro forma earnings per share as noted on page 107, please clarify or more fully explain this apparent inconsistency.

13.   Refer to note 3(O) on page 106. Please disclose the terms of the convertible notes and the number of shares of common stock into which the notes were converted.

14.   Refer to note 3(T) on page 106. Please disclose the terms of the employee awards for which vesting was accelerated and clarify how you determined the amount of compensation expense recorded.

15.   Refer to note 4 on page 106. Please quantify any instruments excluded from the calculations of pro forma losses per share because they are antidilutive.

Proposal No. 2 - The Charter Proposal, page 119

16.   Please provide us with your analysis as to why you are not required to unbundle those changes to your certificate of incorporation which are not specific to special purpose acquisition companies into separate proposals. We also note that Proposal 2 appears to overlap with the proposals under "Proposal 3 - The Governance Proposal" which is disclosed as being voted upon on a non-binding advisory basis. Please tell us how this complies with the unbundling rules and guidance.

Contractual Obligations, page 157

17.   It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Security Ownership of Certain Beneficial Owners, page 160

18.   Please revise footnotes (9), (10) and (11) on page 162 to disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities in the table on page 161.

Fast Radius Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent development
Business combination, page 184

19. Please more fully disclose and discuss your short-term and long-term liquidity priorities, including potential changes in those priorities based on changes in the amount of cash that will be available after the consummation of the business combination as a result of the actual amount of cash redemptions.

Critical Accounting Policies and Estimates, page 199

20. Please disclose and discuss changes in the estimated fair value of your common stock during the periods presented. Please address the facts and circumstances that resulted in any differences between the valuations used to determine those fair values relative to the fair value implied by other equity transactions and the fair value implied by the current transaction.

Unaudited Prospective Financial Information of Radius, page 226

21. We note your disclosure that the prospective financial information was based on numerous variables and assumptions. Please revise to describe such variables and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of the prospective financial information. Please specifically address the significant differences between your historical revenue and prospective financial information.

The Merger Agreement, page 236

22. Notwithstanding the disclaimers, the representations, warranties, and covenants in the merger agreement filed with the proxy statement/prospectus constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the merger agreement are required to make the statements in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the merger agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide your stockholders a materially complete understanding of the merger agreement disclosures.

Material U.S. Federal Income Tax Considerations, page 257

23.   We note that section 2.7 of the merger agreement states that the "Each of the parties intends that, for United States federal income tax purposes, (a) the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code." However, the disclosure does not indicate whether the parties expect the merger to be tax-free to U.S. holders. Please revise to make clear whether the parties expect the merger to be tax-free to U.S. holders. If you are unable to conclude that the merger is likely to be tax-free, revise your disclosure to focus on the uncertainty and the consequences of the merger being taxable to U.S. holders. If you are able to conclude that the merger is likely to be tax-free to U.S. holders, include a tax opinion supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K.

Fast Radius - Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-52

24.   We note your disclosure that revenues are recognized at a point-in-time when control has transferred to the customer. Please revise your policy to disclose when control transfers. Refer to ASC 606-10-50-12.

Note 3 - Revenues, page F-54

25.   Please tell us what consideration you have given to providing disaggregated revenue disclosures for revenue recognized over-time and at a point-in-time. Refer to ASC 606-10-55-89 through 91.

Exhibit Index, page II-2

26.   We note your disclosure in the footnotes to the exhibit index that portions of this exhibit have been omitted. If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise the applicable footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential. Please also include a similar statement at the top of the first page of each redacted exhibit. Refer to Item 601(b)(10)(iv) of Regulation S-K.

General

27.   Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

28. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

29. Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.

30. Please quantify any fees, out-of-pocket expenses and any loans extended for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

31. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

32. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Anne McConnell, Senior Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ryan J. Maierson